                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)(1)

                       ChromaVision Medical Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  17111P 10 4
                              -------------------
                                 (CUSIP Number)

                             Karen M. Keating, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 10, 1004

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4                  13D

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    / /
                                                                    (b)    / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                             8        SHARED VOTING POWER
EACH                                               25,832,128
PERSON WITH
                                     9        SOLE DISPOSITIVE POWER
                                                     -0-

                                    10        SHARED DISPOSITIVE POWER
                                                   25,832,128

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,832,128

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / x / *

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  62.5%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 15,341 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4                  13D

1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    / /
                                                                    (b)    / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                             8        SHARED VOTING POWER
EACH                                               22,393,407
REPORTING
PERSON                               9        SOLE DISPOSITIVE POWER
                                                     -0-

                                    10        SHARED DISPOSITIVE POWER
                                                   22,393,407

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  22,393,407

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  54.5%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4                  13D

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    / /
                                                                    (b)    / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                             8        SHARED VOTING POWER
EACH                                               3,438,721
REPORTING
PERSON                               9        SOLE DISPOSITIVE POWER
                                                     -0-

                                    10        SHARED DISPOSITIVE POWER
                                                   3,438,721

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,438,721

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.5%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4                  13D

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 2. IDENTITY AND BACKGROUND

No change except as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSD") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. SSD and SDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Add the following to Item 3:

Pursuant to the terms of the Warrant issued to SDI on August 28, 2002 to protect Safeguard against dilution from the exercise of certain outstanding options and warrants held by others that are exercisable to purchase additional shares of Company common stock, on January 21, 2004, the Company issued to SDI a Warrant to purchase 100,000 shares at $2.40 per share and a Warrant to purchase 31,411 shares at $3.32 per share. Both Warrants expire on October 21, 2004.

On February 10, 2004, SDI and the Company entered into a Securities Purchase Agreement pursuant to which SDI purchased 2,295,230 shares of Company common stock at a purchase price of $2.1785 per share, or an aggregate of $5,000,000, and a warrant to purchase 229,523 shares of Company common stock at $2.95 per share which expires on March 1, 2008. The funds used in this transaction came from the general working capital of Safeguard. SDI and the Company also entered into a Registration Rights Agreement, dated as of February 10, 2004, pursuant to which SDI and its affiliates have rights to have shares of common stock owned by SDI and its affiliates registered under the Securities Act of 1933, as amended.

The foregoing discussion includes a summary of the agreements being filed as exhibits to this Schedule, is necessarily limited in scope, and is qualified in its entirety by reference to the complete terms of those agreements.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described in the second paragraph of Item 3 above was to acquire additional shares of Company common stock and to provide the Company with needed working capital to support the expansion of the Company's services to the biopharmaceutical industry. Safeguard intends to review, from time to time, its interest in the Company in light of the Company's business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and other acquisition opportunities available to Safeguard. Based upon these considerations, Safeguard may seek to acquire additional shares of common stock of the Company, or to dispose of all or a portion of its shares of the Company.

Safeguard has a strategic relationship with the Company and, accordingly, two employees of Safeguard are currently members of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue. Safeguard's Managing Director of Healthcare Life Sciences, Michael F. Cola, also serves as the Chairman of the Company's Board of Directors and recently assumed an interim role as Chief Executive Officer of the Company.

Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its debt or equity securities, in any manner permitted by law.

CUSIP No. 17111P 10 4                  13D

Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person as of February 10, 2004. The information contained in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                                       Beneficial Ownership
                                                                 --------------------------------
                                                                 Number of            Percentage
                                                                  Shares              of Total(1)
                                                                 ----------           -----------
Safeguard Scientifics, Inc. (2)                                  25,832,128              62.5%
Safeguard Delaware, Inc. (3)(4)                                  22,393,407              54.5%
Safeguard Scientifics (Delaware), Inc. (4)                        3,438,721               8.5%

(1)      Calculations based upon 40,883,834 shares outstanding.

(2) Includes the 21,970,558 directly held shares and warrants to purchase 422,849 shares beneficially owned by Safeguard Delaware, Inc. (SDI) and the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc. (SSD). Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 15,341 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer, of which Safeguard disclaims beneficial ownership.

(3)      Includes warrants to purchase 422,849 shares.

(4)      SDI and SSD are wholly owned subsidiaries of Safeguard.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, Safeguard, SDI and the Company are parties to the Securities Purchase Agreement dated February 10, 2004, pursuant to which SDI acquired shares of common stock from the Company. In connection with this transaction, SDI and the Company also entered into a Registration Rights Agreement dated February 10, 2004. Both the Securities Purchase Agreement and the Registration Rights Agreement are more fully described in Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO. DESCRIPTION

99.16 Securities Purchase Agreement by and between Safeguard Delaware, Inc. and ChromaVision Medical Systems, Inc. dated February 10, 2004

99.17 Registration Rights Agreement between Safeguard Delaware, Inc. and ChromaVision Medical Systems, Inc. dated February 10, 2004.

CUSIP No. 17111P 10 4                  13D

99.18 Common Stock Purchase Warrant issued by ChromaVision Medical Systems, Inc. to Safeguard Delaware, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 1, 2004                  Safeguard Scientifics, Inc.

                                      By: CHRISTOPHER J. DAVIS
                                          ---------------------------------
                                          Christopher J. Davis
                                          Managing Director and
                                          Chief Financial Officer

Date:  March 1, 2004                  Safeguard Delaware, Inc.

                                      By: CHRISTOPHER J. DAVIS
                                          ---------------------------------
                                          Christopher J. Davis
                                          Vice President and Treasurer

Date:  March 1, 2004                  Safeguard Scientifics (Delaware), Inc.

                                      By: CHRISTOPHER J. DAVIS
                                          ---------------------------------
                                          Christopher J. Davis
                                          Vice President and Treasurer

CUSIP No. 17111P 10 4                  13D

                                   SCHEDULE I

Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc. ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
         Schedule 13D.

Safeguard Scientifics (Delaware), Inc.

         SSDI is a wholly owned subsidiary of Safeguard. SSDI owns all of the outstanding capital stock of SSI Management Company, Inc. ("SSI Management"). SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this Schedule 13D.

CUSIP No. 17111P 10 4                  13D

                                  SCHEDULE II
        EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

        Name                           Present Principal Employment                    Business Address
--------------------            -------------------------------------------     -------------------------------
EXECUTIVE OFFICERS*
Anthony L. Craig                President, Chief Executive Officer and          Safeguard Scientifics,Inc.
                                Director                                        800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Michael F. Cola                 Managing Director, Healthcare Life Sciences     Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis            Managing Director and Chief Financial           Safeguard Scientifics,Inc.
                                Officer                                         800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Anthony A. Ibarguen             Managing Director, Business & IT Services       Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
John A. Loftus                  Chief Technology Officer                        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Robert E. Keith, Jr.            Managing Director, TL Ventures                  TL Ventures
                                                                                435 Devon Park Drive, Bldg. 700
                                                                                Wayne, PA 19087
Anthony L. Craig                Same as above                                   Same as above
Julie A. Dobson                 Consultant                                      12617 Greenbriar Road
                                                                                Potomac, MD 20854
Andrew E. Lietz                 Managing Director, Rye Capital Management       P. O. Box 738
                                                                                Rye, NH 03870
George MacKenzie                Consultant                                      360 High Ridge Road
                                                                                Chadds Ford, PA  19317
Jack L. Messman                 Chairman and CEO, Novell, Inc.                  Novell, Inc.
                                                                                404 Wyman Street, Suite 500
                                                                                Waltham, MA 02451
Russell E. Palmer               Chairman and CEO, The Palmer Group              The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104
John W. Poduska Sr.             Consultant                                      295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450
Robert Ripp                     Chairman, Lightpath Technologies, Inc.          21 Old Logging Road
                                                                                Bedford, NY 10506
John J. Roberts                 Consultant                                      1007 Canterbury Lane
                                                                                Villanova, PA 19085

* All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 17111P 10 4                  13D

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

        Name                           Present Principal Employment                  Business Address
--------------------            -------------------------------------------     ---------------------------
EXECUTIVE OFFICERS*
Anthony L. Craig                President, Safeguard Delaware, Inc.;            Safeguard Scientifics, Inc.
                                President and CEO, Safeguard Scientifics,       800 The Safeguard Building
                                Inc.                                            435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis            Vice President & Treasurer, Safeguard           Safeguard Scientifics,Inc.
                                Delaware, Inc.; Managing Director and CFO,      800 The Safeguard Building
                                Safeguard Scientifics, Inc.                     435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn               Manager, Legal Systems & Corporate              Safeguard Scientifics, Inc.
                                Secretary, Safeguard Scientifics, Inc.          800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Steve Grenfell                  Director, Safeguard Scientifics, Inc.           Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 17111P 10 4                  13D

                                  SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

        Name                           Present Principal Employment                 Business Address
--------------------            -------------------------------------------     ---------------------------
EXECUTIVE OFFICERS*
Anthony L. Craig                President, Safeguard Scientifics                Safeguard Scientifics, Inc.
                                (Delaware), Inc.; President and CEO,            800 The Safeguard Building
                                Safeguard Scientifics, Inc.                     435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis            Vice President & Treasurer, Safeguard           Safeguard Scientifics, Inc.
                                Scientifics (Delaware), Inc.; Managing          800 The Safeguard Building
                                Director and CFO, Safeguard Scientifics,        435 Devon Park Drive
                                Inc.                                            Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn               Manager, Legal Systems & Corporate              Safeguard Scientifics, Inc.
                                Secretary, Safeguard Scientifics, Inc.          800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Steve Grenfell                  Director, Safeguard Scientifics, Inc.           Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

* All Executive Officers and Directors are U.S. Citizens.